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FEB 28 2022

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SEC FILE NUMBER
8-69536

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Octagon Capital Group, LLC

TYPE OF REGISTRANT (check all applicable boxes):
■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

21 Woodfield Drive
(No. and Street)

Short Hills	NJ	07078-1609
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Robert Campbell	973-727-7379	Rcampbell@foreside.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Sobel & Co. LLC
(Name – if individual, state last, first, and middle name)

293 Eisenhower Parkway Suite 290	Livingston	NJ	07039
(Address)	(City)	(State)	(Zip Code)

10/16/2003	500
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMB

OATH OR AFFIRMATION

I, Michael Levy, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Octagon Capital Group, LLC, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

KETSIA MCCLEASE
Electronic Notary Public
Commonwealth of Virginia
Registration No. 327724
My Commission Expires Apr 30, 2023

Signature: Michael E Levy (Feb 21, 2022 20:31 EST)

Title: Managing Director

Notary Public State of Virginia County of Norfolk

This notarial act was performed online by way of two-way audio/video communication technology.

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Octagon Capital Group, LLC

FINANCIAL STATEMENT

December 31, 2021

CONTENTS

SOBELCO

293 Eisenhower Parkway
Livingston, NJ 07039-1711
Office: 973.994.9494
Fax: 973.994.1571
www.SobelCoLLC.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Octagon Capital Group, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Octagon Capital Group, LLC ("Company") as of December 31, 2021, and the related notes (collectively, "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Octagon Capital Group, LLC as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Octagon Capital Group, LLC's management. Our responsibility is to express an opinion on Octagon Capital Group, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Octagon Capital Group, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Sobel & Co., LLC

Certified Public Accountants

We have served as Octagon Capital Group, LLC's auditors since 2016.

February 18, 2022

OCTAGON CAPITAL GROUP LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2021

ASSETS

Cash and cash equivalents	$138,126
Money market fund	1,067
Accounts receivables	73,231
Other assets	19,555
Fixed assets, net of accumulated depreciation of $48,002	303
Total Assets	$232,282

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 27,076
Member's equity	205,206
Total Liabilities and Member's Equity	$ 232,282

The accompanying notes are an integral part of these financial statements.

OCTAGON CAPITAL GROUP LLC

NOTES TO FINANCIAL STATEMENT

DECEMBER 31, 2021

NOTE 1 – ORGANIZATION AND NATURE OF THE BUSINESS

Octagon Capital Group LLC (the "Company"), was organized on January 8, 2014 in the state of Delaware as a limited liability company. The Company began its operations as a broker-dealer on June 15, 2015. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC"), and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investors Protection Corp ("SIPC"). The Company provides placement and advisory services to its clients. The term of the Company shall continue in perpetuity unless sooner terminated in accordance with the provisions of its operating agreement. Since the Company is a limited liability company, the member is not liable for the debts, obligations, or liabilities of the Company, whether arising in contract, tort or otherwise, unless a member has signed a specific guarantee.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company prepares its financial statements on an accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Revenue Recognition

During the year ended December 31, 2021, the Company provided financial advisory services to its clients in connection with proposed mergers and acquisitions, including financings, financial analysis, planning, structuring and other advisory services. The company recognizes revenue in accordance with the Financial Accounting Standards Board (FASB), ASU 2014-09, Revenue from Contracts with Customers (Topic 606), which requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The Company provides advisory services on mergers and acquisitions (M&A). Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgement is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities. All revenue earned by the Company in 2021 was recognized at a point in time.

Cash and Cash Equivalents

The Company considers all highly liquid temporary cash investments with an original maturity of three months or less when purchased to be cash equivalents.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes

The Company is a single-member limited liability company, is treated as an S-Corp for tax purposes under the provisions of the Internal Revenue Code and the appropriate sections of Delaware State Law. Under those provisions, the Company does not pay federal or state income taxes. Therefore, all of the Company's taxable income or loss and other items of taxation will pass-through to the individual member, who is liable for any federal and state income taxes.

The Company is subject to the State of New Jersey's Pass-through Business Alternative Income Tax Act ("BAIT tax"). For tax years beginning in January of 2020 the law allows pass-through entities to elect to pay tax due on the owner's share of distributive proceeds. The owner may then claim a refundable tax credit for the amount of tax paid by the pass-through entity on their share of distributive proceeds. For the year ended December 31, 2021 the Company incurred $195,325 in BAIT tax expense.

The Company evaluates its uncertain tax positions under the provisions of FASB ASC 740, *Income Taxes.* FASB ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. Differences between tax positions taken or expected to be taken in a tax return and the benefit recognized and measured pursuant to the interpretation are referred to as "unrecognized benefits." A liability is recognized (or amount of net operating loss carry forward or amount of tax refundable is reduced) for an unrecognized tax benefit because it represents an enterprise's potential future obligation to the taxing authority for a tax position that was not recognized as a result of applying the provisions of FASB ASC 740. As of December 31, 2021, there were no uncertain tax positions.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fixed Assets

Property and equipment is recorded at cost less accumulated depreciation. Expenditures for major betterments and additions are charged to the asset accounts while replacements, maintenance and repairs, which do not improve or extend lives of respective assets are charges to expense currently.
Depreciation of property and equipment is computed using the straight-line method based upon the estimated useful life of the assets. The range of estimated useful lives is summarized as follows:

Office equipment	5 years
Furniture and fixtures	7 years

OCTAGON CAPITAL GROUP LLC

NOTES TO FINANCIAL STATEMENT

DECEMBER 31, 2021

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Subsequent Events

The Company evaluated subsequent events for recognition and disclosure through the date on which these financial statements are being issued. The Company is not aware of any subsequent events that would require recognition or disclosure in the financial statements since December 31, 2021 through February 18, 2022, the date the financial statements available to be issued.

NOTE 3 - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires that the Company maintain a minimum net capital of $5,000 and that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. At December 31, 2021, the Company had net capital of $112,096 which exceeded required net capital by $107,096, and a total aggregate indebtedness of $27,076. The Company's aggregate indebtedness to net capital ratio was .2415 to 1 at December 31, 2021.

NOTE 4 - RELATED PARTY TRANSACTIONS

There were no related party payable or receivables as of December 31, 2021.

NOTE 5 – CONCENTRATIONS

Financial instruments that subject the Company to credit risk consist principally of cash and cash equivalents. The Company performs certain credit evaluation procedures and does not require collateral for financial instruments subject to credit risk. During the year ended December 31, 2021, one customer comprised over 100% of the Company's total revenue.

The Company maintains checking and money market accounts in a financial institution. Accounts at the bank are insured by the Federal Deposit Insurance Corporation ("FDIC"). At times, cash may be uninsured or in deposit accounts that exceed the FDIC insurance limit. The Company has not experienced any losses in the accounts. The Company believes it is not exposed to any significant risk on cash. Management periodically assesses the financial condition of the bank and believes that any potential credit loss is minimal.

OCTAGON CAPITAL GROUP LLC

NOTES TO FINANCIAL STATEMENT

DECEMBER 31, 2021

Note 6: FURNITURE AND EQUIPMENT, NET

Furniture and equipment are recorded net of accumulated depreciation and are summarized by major classification as follows:

			Useful Life
Office Equipment	$	30,881	5
Furniture and Fixtures		17,424	7
		48,305	
Less: accumulated depreciation		(48,002)	
Furniture and equipment, net	$	303	

Depreciation expense for the year ended December 31, 2021, was $14,972.

Note 7: RISKS AND UNCERTAINTIES

Covid-19

A coronavirus (Covid-19) was first reported in China in January 2020, the World Health organization declared it as a Public Health Emergency of International Concern. This contagious disease outbreak, which has continued to spread to additional countries, and any related adverse public health developments could adversely affect the Company's customers, service providers and suppliers as a result of quarantines, facility closures, and travel and logistics restrictions in connection with the outbreak. More broadly, the outbreak could affect workforces, economies and financial markets globally, potentially leading to an economic downturn. The ultimate impact of the COVID -19 is uncertain. Management continues to monitor the outbreak, however, as of the date of these consolidated financial statements the potential impact of such on the Company's business and operations cannot be reasonably estimated.

ELECTRONIC SIGNATURE
INFORMATION FROM
NOTARY

1645466885-final-public-oath-and-affirmation-december-31-2021-octagon-capital-group-llc-form-x-17a-5_3-revised-2021

Final Audit Report 2022-02-22

Created:	2022-02-22
By:	Ketsia McClease (ketsiac@aol.com)
Status:	Signed
Transaction ID:	CBJCHBCAABAACgLM07ZeLHYbufQ8vLLslVnH2Q7ELgGr

"1645466885-final-public-oath-and-affirmation-december-31-2021-octagon-capital-group-llc-form-x-17a-5_3-revised-2021" History

Document created by Ketsia McClease (ketsiac@aol.com)
2022-02-22 - 1:17:24 AM GMT- IP address: 68.225.139.93

Document emailed to Michael E Levy (mlevy@octagoncg.com) for signature
2022-02-22 - 1:18:30 AM GMT

Email viewed by Michael E Levy (mlevy@octagoncg.com)
2022-02-22 - 1:27:32 AM GMT- IP address: 173.63.253.84

Document e-signed by Michael E Levy (mlevy@octagoncg.com)
Signature Date: 2022-02-22 - 1:31:01 AM GMT - Time Source: server- IP address: 173.63.253.84

Agreement completed.
2022-02-22 - 1:31:01 AM GMT